Exhibit 99.1

Besra market update: TSX delisting; financing delays; financial statements

Toronto, Canada: 17 September 2014 - Besra (TSX: BEZ) (ASX: BEZ) (Frankfurt: OP6) announces that the Toronto Stock Exchange (TSX) has determined to delist the common shares of the Company at the close of business on 17 October 2014 for failure to meet the continued listing requirements of the TSX.

The predominant cause for the TSX’s determination is the failure to date of the Tradora Limited financings to close, including the US$2.25 million that was expected to be advanced pursuant to a convertible note that was the subject of a press release issued by the Company on 22 August 2014. Besra has received an undertaking from Tradora that it will provide the agreed funding to Besra. Should the current round of funding be secured prior to delisting, and TSX listing requirements are able to be met, Besra will seek to have its listing reinstated. In the meantime, Besra is pursuing alternative financing arrangements.

Negotiations continue in Vietnam to have coercive measures lifted which will allow a return to production.  With the welcome assistance of the Canadian, Australian and New Zealand Embassies, the issue has been elevated to the Office of the Prime Minister and the company is awaiting formal notice of the outcome of deliberations there.

Besra also advises that it will not be able to file its annual audited financial statements and related management’s discussion & analysis by the filing deadline of 28 September 2014. The delays experienced in closing the financings referred to above have resulted in insufficient funds to allow for the independent audit by Ernst & Young to commence. Besra cannot give a reliable timeframe for when it will be in position to rectify its filings, as it is dependent on the closure of the current round of funding, which is taking significantly longer than expected.

There is no assurance that the current financing will be concluded upon the terms disclosed in previous press releases of the Company or at all.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com